Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended June 30,
(in millions, except for ratios)	2006	2005	2004	2003	2002

Earnings before income taxes, discontinued operations,	$1,835.0	$1,694.3	$2,223.9	$2,068.8	$1,738.5
and cumulative effect of change in accounting

Plus fixed charges:
Interest expense	195.4	164.6	98.8	116.4	130.6
Capitalized interest	4.9	8.2	8.1	6.3	3.9
Amortization of debt offering costs	3.4	3.4	3.6	3.3	3.1
Interest portion of rent expense(1)	23.2	25.0	20.3	18.4	32.9

Fixed charges	226.9	201.2	130.8	144.4	170.5

Plus amortization of capitalized interest	3.5	2.1	1.6	1.1	—
Less capitalized interest	(4.9)	(8.2)	(8.1)	(6.3)	(3.9)

Earnings	$2,060.5	$1,889.4	$2,348.2	$2,208.0	$1,905.1

Ratio of earnings to fixed charges	9.1	9.4	18.0	15.3	11.2

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges of Cardinal Health and our subsidiaries into earnings before income taxes, discontinued operations and cumulative effect of changes in accounting plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. In calculating the interest portion of rent expense in fiscal 2002, we used a prior convention which assumed that one-third of rental payments represented interest. We refined the calculation for fiscal 2003, 2004, 2005 and 2006, by using more targeted assumptions regarding the portion of rental payments that represented interest.